As Filed with the Securities and Exchange Commission on March 30, 2004

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended December 31, 2003

Pepco Holdings, Inc.
Conectiv
(Name of Registered Holding Companies)

701 Ninth Street, N.W.
Washington, DC 20068
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may
be directed to:

Anthony J. Kamerick
Vice President and Treasurer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, DC 20068
(202) 872-2056

_____________________________________________________________________________

Pepco Holdings, Inc. FORM U-9C-3 For the Quarter Ended December 31, 2003
Table of Contents
Page
Item 1. Organization Chart	1
Item 2. Issuance and Renewals of Securities and Capital Contributions	1
Item 3. Associated Transactions	2
Item 4. Summary of Aggregate Investment	4
Item 5. Other Investments	4
Item 6. Financial Statements and Exhibits	4
SIGNATURE	5
_____________________________________________________________________________

Item 1. - ORGANIZATION CHART Not required for 4th quarter report. Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS ISSUANCES AND RENEWALS OF SECURITIES
Company Issuing Security	Company To Whom Security Was Issued	Type of Security Issued	Issue or Renewal	Amount of Securities During Period($)	Interest Rate (%)	Cumulative Amount of Securities ($)
Conectiv Energy Supply, Inc.	PHI Service Company, Agent	Money Pool Advance	N/A	*	*	*
Conectiv Thermal Systems, Inc.	Conectiv	Short-Term Note	Issue	*	*	*
Delaware Operating Services Company	Pepco Holdings, Inc.	Short-Term Note	N/A	*	*	*
Pepco Energy Services, Inc.	PHI Service Company, Agent	Money Pool Advance	N/A	*	*	*
PHI Operating Services Company	Pepco Holdings, Inc.	Short-Term Note	Issue	*	*	*
Note: PHI Service Company serves as agent for the PHI System Money Pool.
CAPITAL CONTRIBUTIONS:
Company Contributing Capital	Company Receiving Capital	Amount During Period ($)	Cumulative Amount($)
Conectiv	Enertech Capital Partners II, LP	*	*
Pepco Energy Services, Inc.	Unitemp, Inc.	*	*
Pepco Energy Services, Inc.	Fauquier Landfill Gas, LLC	*	*
Pepco Energy Services, Inc.	Rolling Hills Landfill Gas, LLC	*	*
Potomac Capital InvestmentCorporation	Kinetic Ventures	*	*
Potomac Electric Power Company	Microcell	*	*
* Confidential Treatment Requested
1 _____________________________________________________________________________

Item 3. - ASSOCIATED TRANSACTIONS Part I. - Transactions performed by reporting companies on behalf of associate companies.
Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Energy Supply, Inc.	Conectiv Atlantic Generation, L.L.C.	Fuel	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power and Capacity	*		*
Conectiv Energy Supply, Inc.	Conectiv Thermal Systems, Inc.	Gas	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Gas	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Gas	*		*
Pepco Energy Services, Inc.	Conectiv Energy Supply, Inc.	Gas	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Capacity	*		*
Conectiv Energy Supply, Inc.	Potomac Electric Power Company	Capacity	*		*
Pepco Energy Services, Inc.	Potomac Power Resources LLC	Asset Management Services	*		*
Conectiv Energy Supply, Inc.	Potomac Power Resources LLC	Dispatch Services	*		*
G&L Mechanical Services, Inc.	Pepco Government Services, LLC	Maintenance	*		*
MET Electrical Testing Company	Pepco Energy Services, Inc.	Maintenance	*		*
MET Electrical Testing Company	Atlantic City Electric Company	Maintenance	*		*
G&L Mechanical Services, Inc.	Potomac Electric Power Company	Maintenance	*		*
G&L Mechanical Services, Inc.	Pepco Energy Services, Inc.	Maintenance	*		*
Engineered Services, Inc.	Potomac Electric Power Company	Maintenance	*		*
PHI Operating Services Company	Conectiv Bethlehem, LLC	Operations and Maintenance	*		*
* Confidential Treatment Requested
2 _____________________________________________________________________________

Part II - Transactions performed by associate companies on behalf of reporting companies.
Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Delmarva Generation, Inc.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Conectiv Atlantic Generation, L.L.C.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Delmarva Power & Light Company	Conectiv Energy Supply, Inc.	PJM Expenses	*		*
Conectiv Bethlehem, LLC	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Atlantic City Electric Company	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Delmarva Power & Light Company	Conectiv Energy Supply, Inc.	Transmission	*		*
Potomac Power ResourcesLLC	Pepco Energy Services, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
W.A. Chester	Substation Test Company	Maintenance	*		*

Note: PHI Service Company, the service company for the PHI System, provides services to various reporting companies. Such information is reported on the annual Form U-13-60.

* Confidential Treatment Requested

3 _____________________________________________________________________________

Item 4. - SUMMARY OF AGGREGATE INVESTMENT Investments in energy-related companies (in millions):
Total consolidated capitalization as of December 31, 2003	$9,248.0	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,387.2	Line 2
Greater of $50 million or line 2	$1,387.2	Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(i)
Energy-related business Category - Rule 58(b)(1)(ii)
Energy-related business Category - Rule 58(b)(1)(iv)
Energy-related business Category - Rule 58(b)(1)(v)
Energy-related business Category - Rule 58(b)(1)(vi)
Energy-related business Category - Rule 58(b)(1)(vii)
Energy-related business Category - Rule 58(b)(1)(viii)
Energy-related business Category - Rule 58(b)(1)(ix)

$ * * * * * * * *
Total current aggregate investment	$*	Line 4
Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$*	Line 5
* Confidential Treatment Requested Investments in gas-related companies: NONE
Item 5. - OTHER INVESTMENTS

Prior to the registration of Pepco Holdings, Inc. as a registered holding company on August 1, 2002, Potomac Electric Power Company and its subsidiaries had investments of approximately $140.4 million in "energy-related companies." Such amount is excluded from the calculations in Item 4 above.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS
A. Financial Statements: Not required for 4th quarter report. B. Exhibits: B-2. Certificate of Pepco Holdings, Inc.
4 _____________________________________________________________________________

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. By: Anthony J. Kamerick Anthony J. Kamerick Vice President and Treasurer
March 30, 2004
5 _____________________________________________________________________________

Exhibit B-2
Certificate
I hereby certify that the Form U-9C-3 for Pepco Holdings, Inc. for the previous quarter has been provided to the state commissions listed below:
Delaware Public Service Commission 861 Silver Lake Boulevard Cannon Building, Suite 100 Dover, DE 19904
Maryland Public Service Commission 6 St. Paul Centre, 16th Floor Baltimore, MD 21202
Virginia State Corporation Commission 1300 E. Main Street Tyler Building Richmond, VA 23219
New Jersey Board of Public Utilities Two Gateway Center Newark, NJ 07102
Public Service Commission of the District of Columbia 2nd Floor - West Tower 1333 H Street, N.W. Washington, DC 20005
PEPCO HOLDINGS, INC. By: Anthony J. Kamerick Anthony J. Kamerick Vice President and Treasurer
Date: March 30, 2004
6 _____________________________________________________________________________